FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of April 1, 2006 to April 30, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Dated: May 2, 2006


/s/ P M SMYTH
.........................................
(Signed by)
P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                For the month of April 1, 2006 to April 30, 2006

622      South Sembakung - 2, Simenggaris PSC
623      Prospectus
624 Appendix 3B, New issue announcement application for quotation of additional securities and agreement
625      South Sembakung - 2, Simenggaris PSC
626      Report for quarter ended 31 March 2006

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com
                                                                    3 April 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000




                       SOUTH SEMBAKUNG-2, SIMENGGARIS PSC

CityView Corporation Limited ("CityView") is pleased to announce that it has been advised by the Operator Medco Simenggaris-Pertamina JOB that South Sembakung-2 well has reached a depth of 4679 feet.

CityView is free-carried through the drilling of South Sembakung-2.

                          CITYVIEW CORPORATION LIMITED

                                 ACN 009 235 634

                                   PROSPECTUS


                                       FOR

       A non-renounceable pro rata Offer to Eligible Shareholders of up to 80,661,616 New Shares at 4 cents each together with one free attaching Listed
   Option exercisable at 8 cents on or before 31 March 2007, on the basis of 1 Share and 1 Listed Option for every Share held at the Record Date, to raise up to $3,226,465



                  THIS OFFER CLOSES AT 5.00PM WST ON 8 MAY 2006
               VALID ACCEPTANCES MUST BE RECEIVED BEFORE THAT TIME
                 Please read the instructions in this Prospectus
               and on the accompanying Entitlement and Acceptance
               Form regarding the acceptance of your entitlement.


     THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT
            SHOULD BE READ IN ITS ENTIRETY. IF YOU ARE IN DOUBT ABOUT
     WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.
      THE SECURITIES OFFERED BY THIS PROSPECTUS ARE OF A SPECULATIVE NATURE


                           This Offer is underwritten

                                       by

                          Patersons Securities Limited

                              IMPORTANT INFORMATION

This Prospectus is dated 6 April 2006 and was lodged with ASIC on that date. ASIC and ASX take no responsibility for the contents of this Prospectus.

No Securities will be issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

This Prospectus will be issued as an Electronic Prospectus and maybe accessed on the Internet at www.cityviewcorp.com or www.psl.com.au. The Offer pursuant to an Electronic Prospectus is only available to persons receiving an electronic version of this Prospectus within Australia. The Corporations Act prohibits any person from passing to another person the Application Form unless it is attached to or accompanies the complete and unaltered version of this Prospectus. During the Offer period, any person may obtain a hard copy of the Prospectus by contacting the Company on (08) 9226 4788 or the Underwriter on (08) 9263 1111.

The Company will apply to ASX within seven days of the date of this Prospectus for Official Quotation by ASX of the Securities offered by this Prospectus.

The Securities offered by this Prospectus should be considered speculative. Please refer to Section 3 for details relating to investment risks.

Applications for Securities can only be submitted on an original Entitlement and Acceptance Form attached to and forming part of this Prospectus. The Entitlement and Acceptance Form sets out an Eligible Shareholders' entitlement to participate in the Issue.

Revenues and expenditures disclosed in this Prospectus are recognised exclusive of the amount of goods and services tax, unless otherwise disclosed.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

No action has been taken to permit the offer of Securities under this Prospectus in any jurisdiction other than Australia, New Zealand and Singapore.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Securities in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

Privacy Disclosure
The Company collects information about each Applicant provided on an Entitlement and Acceptance Form for the purposes of processing the application and, if the application is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each applicant agrees that the Company may use the information provided by an applicant on the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the share registry, the Company's related bodies corporate, agents, contractors and third party service providers, including mailing houses and professional advisers and to ASX and regulatory authorities.

If you do not provide the information required on the Form, the Company may not be able to accept or process your application.

An applicant has a right to gain access to the information that the Company holds about that person subject to certain exemptions under law. A fee may be charged for access. Access requests must be made in writing to the Company's registered office.

                               CORPORATE DIRECTORY

------------------------------------------- ------------------------------------
Directors                                    Stock Exchange Listing
------------------------------------------- ------------------------------------
Ahmad Saddique - Chairman                    Australian Stock Exchange Limited
Mark Smyth     - Chief Executive Officer     Home Branch - Perth
Thinagaran     - Director                    Exchange Plaza
John Arbouw    - Director                    2 The Esplanade
Robert Elliott - Director                    Perth      WA    6000
------------------------------------------- ------------------------------------
Company Secretary                            ASX Code
------------------------------------------- ------------------------------------
John Arbouw                                  Shares                        CVI
------------------------------------------- ------------------------------------
Registered Office                            Principal Place of Business
------------------------------------------- ------------------------------------
Level 1                                      Level 9
17 Ord Street                                28 The Esplanade
West Perth    WA    6005                     Perth      WA     6000
                                             Tel: (08) 9226 4788
                                             Fax: (08) 9226 4799
------------------------------------------- ------------------------------------
Solicitor to the Company                     Share Registry
------------------------------------------- ------------------------------------
Simon Watson                                 Computershare Investor Services Pty
Level 1                                      Ltd
17 Ord Street                                Level 2
West Perth    WA   6005                      45 St George's Terrace
                                             Perth       WA    6000
------------------------------------------- ------------------------------------
Underwriter & Lead Manager
------------------------------------------- ------------------------------------
Patersons Securities Limited
Level 23 Exchange Plaza
2 The Esplanade
Perth  WA 6000
Tel:  (08) 9263 1111
Fax: (08) 9325 5123
Web: www.psl.com.au
------------------------------------------- ------------------------------------

                                 IMPORTANT DATES
------------------------------------------- ------------------------------------
Announcement of Offer to ASX.                        29 March 2006
------------------------------------------- ------------------------------------
Lodgement of Prospectus with ASIC and ASX             6 April 2006
------------------------------------------- ------------------------------------
Record date for determining entitlements             19 April 2006
------------------------------------------- ------------------------------------
Prospectus and Entitlement and Acceptance
Form dispatched to Eligible Shareholders             21 April 2006
------------------------------------------- ------------------------------------
Closing Date*                                         8   May 2006
------------------------------------------- ------------------------------------
Notify ASX and underwriters of under
subscriptions                                        10   May 2006
------------------------------------------- ------------------------------------
Anticipated date for allotment and issue
of Shares and Listed Options                         16   May 2006
------------------------------------------- ------------------------------------

*Subject to the Listing Rules, the Directors in consultation with the Underwriter reserve the right to extend the Closing Date for the Offer. Any extension of the Closing Date will have a consequential effect on the anticipated date for allotment and issue of the New Shares and Listed Options.

                                Table of Contents                    Page
Clause
1.            Details of the Offer .........................           7
1.1           The Offer.....................................           7
1.2           Purpose of the Issue..........................           7
1.3           Your entitlement and acceptance ..............           7
1.4           Opening and Closing Dates ....................           8
1.5           No rights trading.............................           8
1.6           Entitlement and Acceptance Form ..............           8
1.7           Issue and dispatch ...........................           8
1.8           Application Monies held on trust .............           8
1.9           ASX quotation ................................           8
1.10          CHESS ........................................           9
1.11          Overseas Shareholders ........................           9
1.12          Underwriting .................................           9
1.13          Risk factors .................................          10
1.14          Taxation implications ........................          10
1.15          Major activities and financial information ...          10
1.16          Enquiries concerning Prospectus ..............          10

2             Action required by Shareholders ..............          11
2.1           Acceptance of your entitlement in full .......          11
2.2           Acceptance of your entitlement in full and
              application for additional Securities ........          11
2.3           If you wish to take up part of your entitlement
              only .........................................          12
2.4           Entitlements not taken up ....................          12
2.5           Enquiries concerning your entitlement ........          12

                                Table of Contents                    Page
Clause
3             Risk Factors .................................          13
3.1           Economic risks ...............................          13
3.2           Taxation and government regulations ..........          14
3.3           Future capital requirements ..................          14
3.4           Reliance on key personnel ....................          14
3.5           Joint venture parties, contractors and agents           14
3.6           Environmental management .....................          14
3.7           Foreign operations risk ......................          15
3.8           Exploration, development and processing risks           15
3.9           Operational and technical risks ..............          15
3.10          Resources estimates ..........................          16

4.            Effect of the Issue ..........................          17
4.1           Capital structure on completion of the Issue .          17
4.2           Investment approach ..........................          17
4.3           Use of funds .................................          18
4.4           Pro forma Balance Sheet.......................          19
4.5           Market price of Shares .......................          20
4.6           Dividend policy ..............................          20

5             Additional information .......................          21
5.1           Rights and obligations attaching to Shares ....         21
5.2           Terms and conditions attaching to Listed Options        21
5.3           Material Contracts .............................        22
5.4           Underwriting Agreement .........................        23
5.5           Sub-underwriting Agreement with Directors.......        28
5.6           Continuous Disclosure Obligations ..............        28
5.7           Directors' interests ...........................        29
5.8           Directors' interests in Company securities .....        30
5.9           Directors remuneration .........................        30
5.10          Interests of other persons .....................        30
5.11          Expenses of Issue ..............................        31
5.12          Electronic Prospectus ..........................        31
5.13          Consents .......................................        32

6.            Authorisation ..................................        33

7.            Glossary of Terms ..............................        34

              Shortfall Application Form                              37

1.       Details of the Offer

1.1      The Offer
         The Company is making a non-renounceable pro-rata offer of New Shares and Listed Options to existing Eligible Shareholders on the basis of one New Share plus one free attaching Listed Option for every one Share held at 5.00 (WST) on 19 April 2006 ("Record Date").

         A maximum of 80,661,616 New Shares and 80,661,616 Listed Options will be issued pursuant to this Prospectus ("Issue").

         This Offer is underwritten by Patersons Securities Limited.

         If the terms and conditions of the Underwriting Agreement are not satisfied, or a termination event occurs, the Underwriter may terminate their obligations. Please refer Section 5.4 for a summary of the Underwriting Agreement.

1.2      Purpose of the Issue
         The Company will issue 80,661,616 New Shares together with one free attaching Listed Option for each Share issued pursuant to this Prospectus to raise $3,226,465 before costs of the Issue.

         Completion of the Offer will result in an increase in the cash on hand of $2,996,169 (after the payment of costs associated with the Offer). The funds raised pursuant to the Issue will be used to:

(1) Fund the Company's existing oil and gas operations and to source new opportunities in the oil, gas and uranium sectors.
(2)      Retire debt.
(3)      Improve the Company's working capital position.

         Refer to section 4.2 for more details.

1.3      Your entitlement and acceptance
         The number of New Shares and Listed Options to which an Eligible Shareholder is entitled is set out in the Entitlement and Acceptance Form, which accompanies this Prospectus. Eligible Shareholders may accept their entitlement in whole or in part. If the entitlement is not accepted it will lapse and the New Shares and Listed Options will become Shortfall Securities.

         It is important that you consider the Offer carefully. If you decide to accept your entitlement (either in whole or in part), you must do so in accordance with the instructions set out on the accompanying Entitlement and Acceptance Form and Section 1.6. Completed Entitlement and Acceptance Forms must be received at Computershare Investor Services Pty Ltd by 5.00pm (WST) on the Closing Date, together with a cheque or bank draft in Australian dollars for the amount being applied for.
         Subject to the Corporations Act and the Listing Rules, the Company reserves the right in its absolute discretion, to extend the Issue, close the Issue early or accept late applications either generally or in a particular case.

         Acceptances must not exceed your entitlement as shown on the Entitlement and Acceptance Form, although you may accept for all or only part of your entitlement. If your acceptance exceeds your entitlement, it will be treated as an application for shortfall Securities and dealt with in accordance with Section 2.2 of this Prospectus

         If you are in doubt as to the course of action, you should consult your professional adviser.

1.4      Opening and Closing Dates
         The Company will accept Entitlement and Acceptance Forms from the Record Date for determining Eligible Shareholders' entitlements, until 5.00pm WST on 8 May 2006 or such other date as the Directors in consultation with the Underwriter in their absolute discretion shall determine, subject to the requirements of the Listing Rules ("Closing Date").

1.5      No rights trading
         The rights to New Shares and Listed Options under the Issue are non-renounceable. Accordingly, there will be no trading of rights on ASX and you may not dispose of your rights to subscribe for New Shares and Listed Options to any other party. If you do not take up your entitlement to New Shares and Listed Options under the Offer by the Closing Date, the Offer to you will lapse and the New Shares and Listed Options will become Shortfall Securities.

1.6      Entitlement and Acceptance Form
         Acceptance of a completed Entitlement and Acceptance Form or Shortfall Application Form by the Company creates a legally binding contract between the Applicant and the Company for the number of New Shares and Listed Options accepted by the Company. The Application Forms do not need to be signed to be a binding acceptance of New Shares and Listed Options.

         If either of the Application Forms are not completed correctly it may still be treated as valid. The Directors' decision as to whether to treat the acceptance as valid and how to construe, amend or complete the Application Form is final.

1.7      Issue and dispatch
         New Shares and Listed Options under the Offer are expected to be allotted and security holder statements dispatched on or about 16 May 2006.

         It is the responsibility of Applicants to determine their allocation prior to trading in the New Shares and Listed Options. Applicants who sell New Shares and Listed Options before they receive their holding statements will do so at their own risk.

1.8      Application Monies held on trust
         All Application Monies received for the New Shares will be held in trust in a bank account maintained solely for the purpose of depositing Application Monies received pursuant to this Prospectus until the New Shares and Listed Options are issued. All Application Monies will be returned (without interest) if the New Shares and Listed Options are not issued.

1.9      ASX quotation
         Application will be made to ASX no later than seven (7) days after the date of this Prospectus for the official quotation of the New Shares and Listed Options offered by this Prospectus. If permission is not granted by ASX for the official quotation of the Securities offered by this Prospectus within three (3) months after the date of this Prospectus (or such period as the ASX allow), the Company will repay, as soon as practicable, without interest, all Application Monies received pursuant to this Prospectus.

1.10     Chess
         The Company participates in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd ("ASTC"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules.

         Under CHESS, Applicants will not receive a certificate but will receive a statement of their holding of Securities.

         If you are broker sponsored, ASTC will send you a CHESS statement.

         The CHESS statement will set out the number of New Shares and Listed Options issued under this Prospectus, provided details of your holder identification number, the participant identification number, the participant identification number of the sponsor and the terms and conditions applicable to the New Shares and Listed Options, including a notice to exercise the Listed Options.

         If you are registered on the Issuer Sponsored Subregister, your statement will be dispatched by Computershare Investor Services Pty Ltd and will contain the number of New Shares and Listed Options issued to you under this Prospectus and your security holder reference number.

         A CHESS statement or Issuer Sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their Shareholding changes. Shareholders may request a statement at any other time; however, a charge may be made for additional statements.

1.11     Overseas Shareholders
         The Offer is not being extended to any shareholders whose registered address is outside Australia, New Zealand or Singapore. The Company is of the view that it is unreasonable to make the Issue to shareholders outside Australia, New Zealand or Singapore, having regard to:

        o The number of those shareholders; and
        o The cost of complying with overseas legal requirements.

         The Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer other than for shareholders in Australia, New Zealand and Singapore. The Company is not required to make offers under the Prospectus to shareholders domiciled outside Australia, New Zealand or Singapore. Where the country's securities code or legislation prohibits or restricts in any way the making of the offers contemplated by the Prospectus, the Prospectus is provided for information purposes only.

1.12     Underwriting
         The Company has entered into an Underwriting Agreement with Patersons Securities Limited pursuant to which the Offer has, subject to certain terms and conditions, been fully underwritten. The material terms of the Underwriting Agreement are set out in Section 5.4. A Director of the Company has entered into a sub-underwriting agreement. For further details please refer to Section 5.5.

1.13     Risk factors
         An investment in New Shares and Listed Options should be regarded as speculative. In addition to the general risks applicable to all investments in listed securities, there are specific risks associated with an investment in the Company which is set out in Section 3.

1.14     Taxation implications
         The Directors do not consider that it is appropriate to give Shareholders advice regarding the taxation consequences of subscribing for Securities under this Prospectus.

         The Company, its advisers and its officers do not accept any responsibility or liability for any such taxation consequences to Shareholders. As a result, Shareholders should consult their professional tax adviser in connection with subscribing for Securities under this Prospectus.

1.15     Major activities and financial information
         A summary of the major activities and financial information relating to the Company for the financial year ended 31 December 2005 is contained in the Annual Report which was lodged with ASX on 30 March 2006.

1.16     Enquiries concerning Prospectus
         Enquiries concerning the Entitlement and Acceptance Form can be obtained by contacting Computershare Investor Services Pty Ltd by telephone on 1300 557 010.

         Enquiries relating to this Prospectus should be directed to the Company by telephone on (08) 9226 4788.

2.       Action required by Shareholders

2.1      Acceptance of  your entitlement in full
         Should you wish to accept all of your entitlement to New Shares and Listed Options, then the Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions referred to in this Prospectus and on the Entitlement and Acceptance Form. Please read the instructions carefully.

         Please complete the Entitlement and Acceptance Form by filling in the details in the spaces provided and attach a cheque for the amount indicated on the Entitlement and Acceptance Form.

         Completed Entitlement and Acceptance Forms must be accompanied by a cheque in Australian dollars, crossed "Not negotiable" and made payable to "CityView Corporation Limited Rights Issue" and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

                  By delivery       Computershare Investor Services Pty Ltd
                                    Level 2, Reserve Bank Building
                                    45 St George's Terrace
                                    Perth      WA     6000

                  By post           Computershare Investor Services Pty Ltd
                                    GPO Box D182
                                    Perth       WA   6840

2.2 Acceptance of your entitlement in full and application for additional securities Shareholders who have taken up their Entitlement in full may apply for additional New Shares and Listed Options by completing the Shortfall Application Form which is attached to this Prospectus in accordance with instructions on the Shortfall Application Form.

         Completed Shortfall Application Forms must be accompanied by a cheque in Australian dollars, crossed "Not negotiable" and made payable to "CityView Corporation Limited Rights Issue" and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

                  By delivery       Computershare Investor Services Pty Ltd
                                    Level 2, Reserve Bank Building
                                    45 St George's Terrace
                                    Perth      WA     6000

                  By post           Computershare Investor Services Pty Ltd
                                    GPO Box D182
                                    Perth       WA   6840

         To the extent that Shareholders do not take up their Entitlement in full, the resultant shortfall will be allocated at the discretion of the Company in consultation with the Underwriter. In the event that applications for the Shortfall Securities are not accepted in full or in part, application monies (without interest) will be refunded by the Company in accordance with the Corporations Act. Neither the Company nor the Underwriter guarantees that you will receive any Shortfall Securities that you may have applied for.

2.3      If you wish to take up part of your entitlement only
         Should you wish to only take up part of your entitlement, then applications for New Shares and Listed Options under this Prospectus must be made on the Entitlement and Acceptance Form which accompanies this Prospectus in accordance with the instructions referred to in this Prospectus and on the Entitlement and Acceptance Form. Please read the instructions carefully.

         Please complete the Entitlement and Acceptance Form by filling in the details in the spaces provided, including the number of Shares you wish to accept and the amount payable (calculated at $0.04 per New Share accepted), and attach a cheque for the appropriate Application Monies.

         Completed Entitlement and Acceptance Forms must be accompanied by a cheque in Australian dollars, crossed "Not negotiable" and made payable to "CityView Corporation Limited Rights Issue" and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

                  By delivery       Computershare Investor Services Pty Ltd
                                    Level 2, Reserve Bank Building
                                    45 St George's Terrace
                                    Perth      WA     6000

                  By post           Computershare Investor Services Pty Ltd
                                    GPO Box D182
                                    Perth       WA   6840

2.4      Entitlements not taken up
         If you do not wish to accept any of your entitlement, you are not obliged to do anything. In that case, New Shares and Listed Options not accepted by the Closing Date will become Shortfall Securities and you will receive no benefit.

         The number of Shares you hold and the rights attached to those Shares will not be affected should you choose not to accept any of your entitlement.

2.5      Enquiries concerning your entitlement
         If you have any queries concerning your entitlement please contact:

                  Computershare Investor Services Pty Ltd
                  Level 2, Reserve Bank Building
                  45 St George's Terrace
                  Perth            WA         6000
                  Telephone: 1300 557 010

3        Risk Factors
         Activities in the Company and its controlled entities, as in any business, are subject to risks, which may impact on the Company's future performance.

         The Directors consider that the following summary, which is not exhaustive, represents some of the major risk factors which Shareholders need to be aware of in evaluating the Company's business and risks of increasing your investment in the Company. Shareholders should carefully consider the following factors in addition to the other information presented in this Prospectus.

         The principal risks include, but are not limited to, the following:

3.1      Economic risks

(1)               Share market
                  Share market conditions may affect the price at which the Company's securities trade regardless of operating performance. Share market conditions are affected by many factors, such as:

                  o General economic outlook:
                  o Movements in, or outlook in, interest rates and inflation rates;
                  o Currency fluctuations;
                  o Commodity prices;
                  o Changes in investor sentiment towards particular market
                    sectors; and
                  o The demand for, and supply of, capital.

                  Investors should recognize that once the securities are quoted by ASX, the price of the securities may fall as well as rise. Many factors will affect the price of the securities including local and international stock markets, movements in interest rates, economic conditions and investor sentiment generally. In addition, the commencement of, or escalation in, any war, armed conflict, hostilities between nations, civil unrest or terrorist activities may affect the price of the Company's securities.

         (2)      Commodity prices
                  Commodity prices are influenced by physical and investment demand for those commodities. Fluctuations in commodity prices may influence individual projects in which the Company has an interest.

         (3)      Inflationary and Other Economic Pressures
                  Currently, the Company is not generating revenues from its oil and gas operations. Future revenues, if any, in this segment are governed, in part primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is expected. However, inflationary pressures affect the Company's exploration and development expenditure, which is primarily incurred in U.S. dollars. The director's estimation of inflation is considered in regards to the general state of the world economy. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

3.2      Taxation and government regulations
         Changes in taxation and government legislation in a range of areas (for example, Corporations Act, accounting standards and taxation law) can have a significant influence on the outlook for companies and the returns to investors.

3.3      Future capital requirements
         The Company's growth through expansion of its current business will require substantial expenditures. There can be no guarantees that the funds raised through this Prospectus will be sufficient to successfully achieve all the objectives of the Company's overall business strategy.

         If the Company is unable to use debt or equity to fund expansion after the substantial exhaustion of the net proceeds of the Issue, there can be no assurance that the Company will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to the Company or at all.

         Any additional equity financing may be dilutive to the Company's existing Shareholders and any debt financing if available, may involve restrictive covenants, which limit the Company's operations and business strategy. The Company's failure to raise capital if and when needed could delay or suspend the Company's business strategy and could have a material adverse affect on the Company's activities.

         Should the Company be successful in identifying a suitable project, further funds may be required to acquire an interest or explore the project.

3.4      Reliance on key personnel
         The Company is reliant on its management. The loss of one or more of these individuals could adversely affect the Company. There are currently no services agreements between the Company and any Director, which requires the Director to remain as a Director of the Company for any period of time. A contract has yet to be negotiated with Mr P M Smyth as Chief Executive of the Company.

         In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees and consultants. Although the Company expects to be able to do so in the future, there can be no assurance that the Company will be able to attract and retain skilled and experienced personnel and consultants.

3.5      Joint venture parties, contractors and agents
         The Directors are unable to predict the risk of financial failure of default by a participant in any joint venture to which the Company is or may become a party; or insolvency or other managerial failure by any of the contractors used by the Company in any of its activities; or insolvency or other managerial failure by any of the other service providers used by the Company for any activity.

3.6      Environmental management
         The Company's operations are and will be subject to environmental regulation. Environmental regulations are likely to evolve in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects. Environmental regulations could impact on the viability of the Company's projects. The Company may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past activities for which it was not responsible.

3.7      Foreign operations risk
         The Company's oil and natural gas operations and assets are located and carried out in foreign jurisdictions. The Company is also proposing to source new projects (including uranium) in overseas jurisdictions. As a result, the Company is subject to political, economic and other uncertainties, including but not limited to, changes in energy policies or the personnel administering them, nationalization or expropriation of property, cancellation or modification of contractual rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted.

3.8      Exploration, development and processing risks
         Exploration and project development by their nature contain elements of significant risk. Ultimate and continuous success of these activities is dependent on many factors such as:

         o the discovery and/or acquisition of economically recoverable resources;
         o successful conclusions to bankable feasibility studies;
         o access to adequate capital for project development;
         o design and construction of efficient processing facilities within capital expenditure budgets;
         o securing and maintaining title;
         o obtaining consents and approvals necessary for the conduct of exploration and production;
         o access to competent operational management and prudent financial administration, including the availability and reliability of appropriately skilled and experienced employees, contractors and consultants; and
        o adverse weather conditions over a prolonged period can adversely affect exploration and mining operations and the timing of revenues.

         Whether or not income will result from development of tenements depends on the successful establishment of oil, gas and uranium operations. Factors including costs, consistency and reliability of ore grades and commodity prices affect successful project development and production.

         Oil, gas and uranium are industries that have become the subject of increasing environmental responsibility and liability. The potential for liability is an ever present risk. The use and disposal of chemicals in these industries is under constant legislative scrutiny and regulation.

3.9      Operational and technical risks
         The current and future operations of the Company, including exploration, appraisal and possible production activities may be affected by a range of factors, including:

         o  geological and hydro geological conditions;
         o limitations on activities due to seasonal weather patterns and cyclone activity;
         o  alterations to joint venture programs and budgets;
         o unanticipated operational and technical difficulties encountered in survey, drilling and production activities;
         o electrical and mechanical failure of operating plant and equipment, industrial and environmental accidents, industrial disputes and other force majeure events;
         o unavailability of aircraft or drilling equipment to undertake airborne surveys and other geological and geophysical investigations;
         o  the supply and cost of skilled labour;
         o unexpected shortages or increases in the cost of consumables, diesel fuel, spare parts, plant and equipment; and
         o prevention or restriction of access by reason of political unrest, outbreak of hostilities and inability to obtain consents or approvals; and

3.10     Resource estimates
         Resource estimates are expressions of judgment based on knowledge, experience and industry practice. Estimates which were valid when made may change significantly when new information becomes available. In addition, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate.

4        Effect of the Issue

4.1      Capital structure on completion of the Issue

Issued Capital                    Number of Shares     Number of Listed Options
--------------------------------- ----------------     ------------------------
Existing Shares                     80,661,616                        -
Offer                               80,661,616               80,661,616
Total securities after the Issue
                                   161,323,232               80,661,616

4.2      Investment Approach

         The investment objective of the Company is to procure and develop an oil or gas project into a commercial discovery and a uranium project into production. The project must have the capacity to add significant value to the Company within the medium term. The Directors intend to investigate and select potential projects based upon a combination of the following criteria:

o        Review of geological and geophysical information available.

o Assessing proximity of the oil and/or gas prospect and the uranium prospect to a means of transporting the production to market. The foregoing component of production costs can significantly affect the economics of a project.

o Assessing access to support services such as engineering, rig services and service contractors. Costs for mobilization and demobilization of such services are an important consideration.

o Assessing field prospects of oil and gas, usually determined by quality and quantity of geophysical, geological, petrophysical and production data available.

o Assessing the degree of difficulty in producing the oil and gas and uranium prospect from an engineering perspective, to enable an accurate assessment of production costs.

o Conducting commercial analysis to establish the ability of a particular project to achieve target internal rates of return of a minimum of 20%.

         The Company will continue to monitor its Madura and Simenggaris oil and gas projects and seek to maximize its return on these investments.

4.3      Use of Funds and Future Strategy

         The Company plans to use the funds raised from this Prospectus to source new opportunities in the oil, gas and uranium sectors which have the potential of making a commercial discovery and to provide working capital for ongoing activities.

         Set out below is a summary of the use of funds:

o        Costs of this Rights Issue                                $  230,296
o        Geological and geophysical feasibility studies            $  500,000
o        Project acquisition and due diligence costs               $1,000,000
o        Retirement of debt                                        $  210,500
o        Working Capital                                           $1,285,669

         The application of funds raised by the Issue as set out above reflects the current intention of the Company. The actual application of funds may vary dependent on circumstances and other opportunities and shall be in accordance with the directions of the Board of Directors. Like all junior explorers the Company will vary its exploration and other activities so that they are funded by the cash it has on hand and at bank. If the amount of cash is reduced and the capital markets will not support a further issue of securities to raise more cash then the Company will reduce its activities accordingly so that it has cash to fund its ongoing activities.

4.4      Pro Forma Balance Sheet
                                             Actual                             Pro Forma
                                           31-Dec-05                            31-Dec-05
                                               $                                     $
Assets
Current assets
Cash                                          166,004                            3,162,173
Receivables                                     6,352                                6,352
                                        --------------                         -------------
Total Current Assets                          172,356                            3,168,525
                                        --------------                         -------------

Non current assets
Receivables                                 5,680,133                            5,680,133
Equipment                                         885                                  885
Oil Assets                                    294,411                              294,411
                                        --------------                         -------------
Total non current assets                    5,975,429                            5,975,429
                                        --------------                         -------------
Total assets                                6,147,785                            9,143,954
                                        --------------                         -------------

Current liabilities
Payables                                       38,178                               38,178
Interest bearing liabilities                  204,666                              204,666
                                        --------------                         -------------
Total current liabilities                     242,844                              242,844
                                        --------------                         -------------
Non current liabilities
Provisions                                     18,000                               18,000
                                        --------------                         -------------
Total non current liabilities                  18,000                               18,000
                                        --------------                         -------------
Total liabilities                             260,844                              260,844
                                        --------------                         -------------
Net assets                                  5,886,941                            8,883,110
                                        ==============                         =============

Equity
Contributed equity                         58,285,996                           61,282,165
Accumulated losses                        (52,399,055)                         (52,399,055)
                                        ==============                         =============
Total equity                                5,886,941                            8,883,110
                                        --------------                         -------------


Effect of this issue
The issue of 80,661,616 Shares at $0.04 each pursuant to this Prospectus to raise approximately $3,226,465 and the payment and recognition directly in equity as a reduction of the proceeds received, the total costs expected to be incurred in connection with the preparation of this Prospectus of approximately $230,296. The rights issue is underwritten.

The Pro Forma Balance Sheet complies with Australian International Financial Reporting Standards ("AIFRS")

4.5      Market price of Shares
         The highest and lowest market sale prices of the Company's Shares on ASX during the three months immediately preceding the date of lodgment of this Prospectus with ASIC and the respective dates of those sales were:

         Highest:          $0.l85 per Share on 4 April   2006
         Lowest            $0.034 per Share on 4 January 2006

         The latest available market sale price of the Company's Shares on ASX prior to the date of lodgment of this Prospectus with ASIC was $0.14 per Share on 5 April 2006.

4.6      Dividend Policy
         The New Shares issued will rank pari passu in all respects (including dividend and bonus issues) with all existing Shares in the capital of the Company from the date of allotment and issue. The Directors are not able to say when and if dividends will be paid in the future, as the payment of any dividends will depend on the future profitability, financial position and cash requirements of the Company.

5        Additional information

5.1      Rights and obligations attaching to Shares
         The rights attaching to the ownership of the Shares are detailed in the Constitution, a copy of which can be inspected at the registered office of the Company during normal business hours. Set out below is a summary of the rights, liabilities, privileges and restrictions that will attach to the New Shares issued to you pursuant to this Issue.

(1)                Ownership
                   Once the Shares are issued to you, you will have full legal and beneficial ownership of the Shares.

(2)               Liabilities
                  The Shares offered under this Prospectus are fully paid ordinary Shares. There is no liability on a holder of this Share to contribute any further amount to the Company.

(3)               Pari passu ranking
                  Shares issued under this Prospectus will rank equally in all respects with all other issued fully paid ordinary Shares of the Company.

(4)               Entitlements
                  Each Share carries with it an entitlement to participate in all dividends and pro-rata issues, or other distributions made in respect of Shares in the Company with a record date after the date on which the Shares are issued in your name.

(5)               Meeting and voting
                  Each holder of Shares will be entitled to receive notice of, and attend and vote at, general meetings of the Company. At a general meeting, every Shareholder present in person or by proxy, representative or attorney will have one vote on a show of hands and, on a poll, one vote for each Share held.

(6)               Notices
                  Each holder of Shares will be entitled to receive all notices, accounts and other documents required to be given to Shareholders under the Constitution of the Company and the Corporations Act.

5.2      Terms and conditions attaching to Listed Options

         Set out below are the terms and conditions for the Listed Options.

(1)               Exercise date
                  The Listed Options are exercisable wholly or in part at any time before 5.00pm WST on 31 March 2007. Listed Options not exercised by that date shall lapse.

(2)               Exercise price
                  Each Listed Option shall entitle the Option holder to acquire one fully paid Share upon payment of the sum of $0.08 per Listed Option to the Company.

(3)               Notice of exercise
                  Each Listed Option may be exercised by notice in writing to the Company at any time before its date of expiry. Any notice of exercise of a Listed Option received by the company will be deemed to be a notice of the exercise of that Listed Option as at the date of receipt.

(4) Quotation of Listed Options and Shares on exercise Application will be made by the Company to ASX for official quotation of the Listed Options. Application will be made for official quotation of the Shares issued upon exercise of Listed Options.

(5)               Participation rights or entitlements
                  There are no participating rights or entitlements inherent in the Listed Options and Option holders will not be entitled to participate in new issues of securities offered to Shareholders during the currency of the Listed Options. However, the Company will ensure that for the purposes of determining entitlements as to any such issued, the record date will be at least six (6) business days after the issue is announced so as to give Option holders the opportunity to exercise their Listed Options before the date for determining entitlements to participate in any issue.

(6)               Shares allocated on exercise
                  Shares allocated pursuant to the exercise of Listed Options will be allotted following receipt of all the relevant documents and payments and will rank equally with all other Shares on issue.

(7)               Reconstruction of Share capital
                  In the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, all rights of the Option holder shall be reconstructed in accordance with the ASX Listing Rules.

(8)               Bonus issues
                  If from time to time, before the expiry of the Listed Options the Company makes a pro rata issue of Shares to Shareholders for no consideration, the number of Shares over which a Listed Option is exercisable will be increased by the number of Shares which the Option holder would have received if the Listed Option had been exercised before the date for calculating entitlements to the pro rata issue.

5.3    Material Contracts

       Madura
       On 15 May 1997, a Production Sharing Contract was executed between Perusahaan Pertambangan Minyak Dan Gas Bumi Negara (Pertamina) and Western Madura Pty Ltd (which has changed its name to Medco Madura Pty
       Ltd) for an area of approximately 674,100 acres, onshore Madura Island with Medco Madura Pty Ltd holding a 65% participating interest and Pertamina a 35% participating interest ("the Madura PSC").

       On 25 January 2000, a Subscription Agreement and Shareholders Agreement were executed between the Company and PT Medco Energi Corporation TBK for the operations of and management of the Madura PSC.

       On 1 March 2006, the shareholders of Medco Madura Pty Ltd agreed to restructure their ownership interest in the Madura PSC and the details were announced to the Australian Stock Exchange "(ASX") on 2 March 2006. The Company (i) has been released from its obligation to pay outstanding cash calls and all other payments due in connection with the Madura PSC up to 1 March 2006, (ii) is free carried through the drilling of the next well Konang 3 ("the Madura Carry Period") (iii) after the completion of the Madura carry period the Company shall be responsible for its 2.65% participating interest share of all costs, expenses and other liabilities arising in connection with the operations of the Madura PSC.


       Simenggaris
       On 24 February 1988, a Production Sharing Contract was executed between Pertamina and Genindo Western Petroleum Pty Ltd (which has changed its name to Medco Simenggaris Pty Ltd) for the Simenggaris Block with Medco Simenggaris Pty Ltd holding a 62.5% participating interest and Pertamina a 37.5% participating interest ("the Simenggaris PSC").

       On 25 January 2000, a Subscription Agreement and Shareholders Agreement were executed between the Company and PT Medco Energi Corporation TBK for the operations of and management of the Simenggaris PSC.

       On 16 January 2006, the shareholders of Medco Simenggaris Pty Ltd agreed to restructure their ownership interest in the Simenggaris PSC and the details were announced to the Australian Stock Exchange "(ASX") on 17 January 2006. The Company (i) has been released from its obligation to pay outstanding cash calls and all other payments due in connection with the Simenggaris PSC, (ii) is free carried through the drilling of the wells Sesayap 1 and South Sembakung 2 ("the Simenggaris Carry Period")
       (iii) after the completion of the Simenggaris carry period the Company shall be responsible for its 2.50% participating interest share of all costs, expenses and other liabilities arising in connection with the operations of the Simenggaris PSC.

       Copies of all the documents relating to the Madura PSC and Simenggaris PSC are available for inspection throughout the application period of this Prospectus during normal business hours at the registered office of the Company at Level 1, 17 Ord Street, West Perth, Western Australia

5.4      Underwriting Agreement
         Patersons Securities Limited has agreed to underwrite the Offer in accordance with the terms and conditions of the Underwriting Agreement.

         The Underwriter will be paid by the Company an underwriting fee of 5% of the amount underwriting together with a Lead Manager Fee of $40,000. The Company must pay the Underwriter's reasonable costs and expenses of underwriting the issue.

         The Underwriter is required to subscribe for any Shares not subscribed for pursuant to this Prospectus. The Underwriting Agreement provides for the appointment of sub-underwriters (see section 5.5). The Underwriter may terminate its obligations to satisfy a shortfall if any of the termination events specified in the Underwriting Agreement occur. These events are summarized as follows:

         The Underwriter may without cost or liability to itself and without prejudice to any rights under clauses or for damages arising out of any breach by the Company of its representations, warranties or obligations under this Agreement, by notice in writing to the Company, upon or at any time prior to Completion terminate its obligations under this Agreement if:

         (a) Indices: any of the S&P ASX 200 Index or the S&P ASX 200 Energy Index as published by ASX is at any time after the date of this Agreement 10% or more below its respective levels as at the close of business on the Business Day prior to the date of this Agreement; or

         (b) Prospectus: the Company does not lodge the Prospectus on the Lodgement Date or the Prospectus or the Offer is withdrawn by the Company; or

         (c) Copies of Prospectus: the Company fails to comply with clause 4.1(d) of the Underwriting Agreement and such failure is not remedied within 2 Business Days; or

         (d) No Official Quotation: Official Quotation has not been granted by the Shortfall Notice Deadline Date or, having been granted, is subsequently withdrawn, withheld or qualified; or

         (e)      Supplementary prospectus:
                  (i) the Underwriter, having elected not to exercise its right to terminate its obligations under this Agreement as a result of an occurrence as described in clause (p) below of the Underwriting Agreement, forms the view on reasonable grounds that a supplementary or replacement prospectus should be lodged with ASIC for any of the reasons referred to in section 719 of the Corporations Act and the Company fails to lodge a supplementary or replacement prospectus in such form and content and within such time as the Underwriter may reasonably require; or
                  (ii) the Company lodges a supplementary or replacement prospectus without the prior written agreement of the Underwriter; or

         (f) Misleading Prospectus: it transpires that there is a statement in the Prospectus that is misleading or deceptive or likely to mislead or deceive, or that there is an omission from the Prospectus (having regard to the provisions of section 713 of the Corporations Act) or if any statement in the Prospectus becomes or misleading or deceptive or likely to mislead or deceive or if the issue of the Prospectus is or becomes misleading or deceptive or likely to mislead or deceive;

         (g) Non-compliance with disclosure requirements: it transpires that the Prospectus does not contain all the information required by section 713 of the Corporations Act;

         (h) Restriction on allotment: the Company is prevented from allotting the Rights Shares within the time required by this Agreement, the Corporations Act, the Listing Rules, any statute, regulation or order of a court of competent jurisdiction by ASIC, ASX or any court of competent jurisdiction or any governmental or semi-governmental agency or authority;

         (i) Withdrawal of consent to Prospectus: any person (other than the Underwriter) who has previously consented to the inclusion of its, his or her name in the Prospectus or to be named in the Prospectus, withdraws that consent;

         (j) ASIC application: an application is made by ASIC for an order under section 1324B or any other provision of the Corporations Act in relation to the Prospectus, the Shortfall Notice Deadline Date has arrived, and that application has not been dismissed or withdrawn;

         (k) ASIC hearing: ASIC gives notice of its intention to hold a hearing under section 739 or any other provision of the Corporations Act in relation to the Prospectus to determine if it should make a stop order in relation to the Prospectus or the ASIC makes an interim or final stop order in relation to the Prospectus under section 739 or any other provision of the Corporations Act;

         (l) Takeovers Panel: the Takeovers Panel makes a declaration that circumstances in relation to the affairs of the Company are unacceptable circumstances under Pt 6.10 of the Corporations Act, or an application for such a declaration is made to the Takeovers Panel;

         (m) Hostilities: there is an outbreak of hostilities or a material escalation of hostilities (whether or not war has been declared) after the date of this agreement involving one or more of Australia, New Zealand, Indonesia, Japan, Russia, the United Kingdom, the United States of America, India, Pakistan, or the Peoples Republic of China, Israel or any member of the European Union, or a terrorist act is perpetrated on any of those countries or any diplomatic military, commercial or political establishment of any of those countries anywhere in the world; or

         (n) Authorisation: any authorisation which is material to anything referred to in the Prospectus is repealed, revoked or terminated or expires, or is modified or amended in a manner unacceptable to the Underwriter;

         (o) Sub-underwriters: any of the Company Sub-Underwriters that are introduced by the Company do not comply with its obligations under the sub-underwriting agreements or threaten to not comply with its respective obligations under the sub-underwriting agreements; or

         (p) Termination Events: subject always to clause 13.2 of the Underwriting Agreement, any of the following events occurs:

                  (i) Default: default or breach by the Company under this Agreement of any terms, condition, covenant or undertaking; or

                  (ii) Incorrect or untrue representation: any representation, warranty or undertaking given by the Company in this Agreement is or becomes untrue or incorrect; or
                  (iii) Contravention of constitution or Act: a contravention by a Relevant Company of any provision of its constitution, the Corporations Act, the Listing Rules or any other applicable legislation or any policy or requirement of ASIC or ASX; or

                  (iv) Adverse change: an event occurs which gives rise to a Material Adverse Effect or any adverse change or any development including a prospective adverse change after the date of this Agreement in the assets, liabilities, financial position, trading results, profits, forecasts, losses, prospects, business or operations of any Relevant Company including, without limitation, if any forecast in the Prospectus becomes incapable of being met or in the Underwriter's reasonable opinion, unlikely to be met in the projected time; or

                  (v) Error in Due Diligence Results: it transpires that any of the Due Diligence Results or any part of the Verification Material was false, misleading or deceptive or that there was an omission from them; or

                  (vi) Significant change: a "new circumstance" as referred to in section 719(1) of the Corporations Act arises that is materially adverse from the point of view of an investor ;or

                  (vii) Public statements: without the prior approval of the Underwriter a public statement is made by the Company in relation to the Offer, the Issue or the Prospectus; or

                  (viii) Misleading information: any information supplied at any time by the Company or any person on its behalf to the Underwriter in respect of any aspect of the Offer or the Issue or the affairs of any Relevant Company is or becomes misleading or deceptive or likely to mislead or deceive and having been brought to the attention of the Company, this information has not been corrected by the company within a reasonable period of time; or

                  (ix) Official Quotation qualified: the Official Quotation is qualified or conditional other than as set out in the definition of "Official Quotation"; or

                  (x) Change in Act or policy: there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any of its States or Territories any Act or prospective Act or budget or the Reserve Bank of Australia or any Commonwealth or State authority adopts or announces a proposal to adopt any new, or any major change in, existing, monetary, taxation, exchange or fiscal policy; or

                  (xi) Prescribed Occurrence: a Prescribed Occurrence occurs; or

                  (xii) Suspension of debt payments: the Company suspends payment of its debts generally; or

                  (xiii) Event of Insolvency: an Event of Insolvency occurs in respect of a Relevant Company; or

                  (xiv) Judgment against a Relevant Company: a judgment in an amount exceeding $25,000 is obtained against a Relevant Company and is not set aside or satisfied within 7 days; or

                  (xv) Litigation: litigation, arbitration, administrative or industrial proceedings are after the date of this Agreement commenced or threatened against any Relevant Company, other than any claims foreshadowed in the Prospectus; or

                  (xvi) Board and senior management composition: there is a change in the composition of the Board before Completion without the prior written consent of the Underwriter; or

                  (xvii) Indictable offence: a director or senior manager of a Relevant Company is charged with an indictable offence; or

                  (xviii) Change in shareholdings: there is a material change in the major or controlling shareholdings of a Relevant Company or a takeover offer or scheme of arrangement pursuant to Chapter 5 or 6 of the Corporations Act is publicly announced in relation to a Relevant Company; or

                  (xix) Timetable: there is a delay in any specified date in the Timetable which is greater than 3 Business Days; or

                  (xx) Force Majeure: a Force Majeure affecting the Company's business or any obligation under the Agreement lasting in excess of 7 days occurs; or

                  (xxi) Certain resolutions passed: a Relevant Company passes or takes any steps to pass a resolution under section 254N, section 257A or section 260B of the Corporations Act or a resolution to amend its constitution without the prior written consent of the Underwriter; or

                  (xxii) Capital Structure: any Relevant Company alters its capital structure in any manner not contemplated by the Prospectus; or

                  (xxiii) Investigation: any person is appointed under any legislation in respect of companies to investigate the affairs of a Related Company; or

                  (xxiv) Market Conditions: a suspension or material limitation in trading generally on ASX occurs or any material adverse change or disruption occurs in the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the United States of America or other international financial markets; or

                  (xxv) Suspension: the Company is removed from the Official List or the Shares become suspended from Official Quotation and that suspension is not lifted within 24 hours following such suspension.
         Material adverse effect
         The Underwriter may not exercise its rights under clause (p) above unless, in the reasonable opinion of the Underwriter reached in good faith, the occurrence of a Termination Event has or is likely to have, or two or more Termination Events together have or are likely to have:

(a)      a Material Adverse Effect; or

(b) could give rise to a liability of the Underwriter under the Corporations Act or otherwise.

5.5      Sub-underwriting Agreement with Directors
         Mr P M Smyth as trustee for the Smyth Superannuation Fund has agreed to sub-underwrite 11,161,616 Shares and attaching Options ($446,464.64 for a fee of 4.5%) The sub-underwriting Agreement obliges the Sub-Underwriter to subscribe for its proportionate Share of the Shortfall Securities. Entities associated with Mr Smyth presently do not hold any shares in the Company. Should there be a 100% shortfall then the Sub-underwriter would be obliged to subscribe for 11,161,616 Shares and 11,161,616 Options representing 6.92% of the total shares on issue. If the sub-underwriter exercised his Listed Options (and no-one else did) his interest would increase to 12.94% of the total number of Shares then on issue.

         The sub-underwriting commitment is unconditional and irrevocable. However, if the Offer does not proceed, or the Underwriter terminates its obligations under the Underwriting Agreement, then the sub-underwriting agreement (including any entitlement to fees) terminate immediately.

5.6      Continuous Disclosure Obligations
         This Prospectus is issued pursuant to section 713 of the Corporations Act as a transaction specific prospectus.

         Section 713 of the Corporations Act enables companies to issue transaction specific prospectuses where those companies are and have been for a period of 12 months disclosing entities.

         The Company is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure requirements. As a listed company, the Company is subject to the Listing Rules that require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of Shares.

         Copies of documents lodged in relation to the Company with ASIC may be obtained from or inspected at any office of ASIC.

         Having taken such precautions and having made such enquiries as are reasonable, the Company believes that it has complied with the general and specific disclosure requirements of the ASX as applicable from time to time throughout the 12 months before the issue of this Prospectus.

         As this Prospectus is issued under section 713 of the Corporations Act, it is required to contain information investors and their professional advisers would reasonably require to make an informed assessment of:

         (a) the effect of the Offer on the Company; and
         (b) the rights and liabilities attaching to the New Shares and Listed Options.

         As such, this Prospectus is not required to provide information regarding the assets and liabilities, financial position and performance, profits and losses and prospects of the Company on the basis that such information is available through continuous disclosure notices given by the Company in accordance with its obligations under the ASX Listing Rules and the Corporations Act.

         Information that is already in the public domain has not been reported in this Prospectus, other than that which is considered necessary to make this Prospectus complete.

         The Company will provide a copy of each of the following documents free of charge, to any person on request during the application period in relation to this prospectus:

(a) the annual financial report of the Company for the financial year ended 31 December 2005 being the last financial statements for a financial year of the Company lodged with ASIC before the issue of this Prospectus; and
(b) any document lodged with ASX pursuant to section 674 of the Corporations Act since the lodgement of the annual financial report referred to in paragraph (a) above and before the lodgement of this Prospectus with ASIC.

         For details of documents lodged with ASX since the date of lodgement of the Annual Financial Report as at 31 December 2005, refer to the table set out below:

         The announcements referred to in paragraph (b) are the following:

                  Date Lodged                 Subject of Announcement
                  3 April 2006                Drilling update: South Sembakung-2


         In addition, the following documents are available for inspection throughout the application period of this Prospectus during normal business hours at the registered office of the Company at Level 1, 17 Ord Street, West Perth, Western Australia;

(1)      this Prospectus;
(2)      the Company's Constitution;
(3)      the Material Contracts referred to in Sections 5.3 and 5.4
(4) the consents referred to in Section 5.13 and the consents provided by the Directors to the issue of this Prospectus.

5.7      Directors' interests
         Except as disclosed in this Prospectus, no Director or proposed Director, and no firm in which a Director or proposed Director is a partner:

(1) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(2) has been paid or given or will be paid or given any amount or benefit to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her in connection with the formation or promotion of the Company or the Offer.

5.8      Directors' interests in Company securities
         No Director or proposed Director as at the date of this Prospectus has a relevant interest in any securities of the Company other than as set out below:

Director                Shares                  New Shares and Listed Options
                                                pursuant to Sub-Underwriting
                                                         Agreement

A I Saddique         16,302,000                                  -

Thinagaran                    -                                  -

J Arbouw                 30,425                                  -

R M Elliott                   -                                  -
                                                        11,161,616 Shares
P M Smyth                     -                         11,161,616 Listed
                                                                   Options

5.9      Directors remuneration
         From 1 January 2006 the only Directors of the Board to receive remuneration are Messrs Arbouw and Elliott. Mr Arbouw is paid $24,000 per annum and Mr Elliott is paid $18,000 per annum.

         The Company is yet to negotiate a remuneration package with Mr Smyth who was appointed Chief Executive Officer on 6 March 2006.

         The Directors are also entitled to reimbursement of all reasonable traveling, accommodation and other expenses that a Director or alternate Director properly incurs in attending meetings of Directors or any meetings of committees of Directors, in attending any meetings of members and in connection with the business of the Company. The Directors do not receive any other emoluments.

5.10     Interests of other persons
         Except as disclosed in this Prospectus, no expert, promoter or other person named in this Prospectus as performing a function in a professional, advisory or other capacity:

(1) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(2) has been paid or given or will be paid or given any amount or benefit in connection with the formation or promotion of the Company or the offer.

         Patersons Securities Limited will be paid approximately $201,326.00 in fees for underwriting the offer subject to the Underwriting Agreement. No other payments have been made to Patersons Securities Limited of the lat two years.

         Simon Watson will be paid approximately $5,000 in fees for professional services in connection with the Issue up to 5 April 2006.

         In 2004 and 2005, Mr Watson was paid a total of $15,631 for legal services provided to the Company.

         BDO has been paid $1,000 for reviewing the Pro Form Balance Sheet and providing its Consent.

         In 2004 and 2005 BDO was paid a total of $80,730 for auditing services provided to the Company.

5.11     Expenses of Issue
         The estimated expenses of the Issue are as follows:
                                                                       $
         ASIC Lodgement fee                                        2,010.00

         ASX quotation fee                                         6,870.00

         Underwriting fee                                        161,326.00

         Lead Manager Fee                                         40,000.00

         Legal expenses                                            5,000.00

         Printing, mailing and other expenses                     15,090.00
                                                               --------------

         Total                                                  $230,296.00

5.12     Electronic Prospectus
         Pursuant to Class Order 00/44 ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an Electronic Prospectus on the basis of a paper Prospectus lodged with ASIC and the issue of Securities in response to an electronic application form, subject to compliance with certain provisions.

         If you have received this Prospectus as an Electronic Prospectus please ensure that you have received the entire Prospectus accompanied by the Application Form. If you have not, please email the Company at info@cityviewcorp.com and the Company will send to you, free of charge, either a hard copy or a further electronic copy of the Prospectus or both.

         The Company reserves the right not to accept an Application Form from a person if it has reason to believe that when that person was given access to the electronic Application Form, it was not provided together with the Electronic Prospectus and any relevant supplementary or replacement Prospectus or any of those documents were incomplete or altered. In such a case, the Application monies received will be dealt with in accordance with section 722 of the Corporations Act.

5.13     Consents
         The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgement of this Prospectus with ASIC:

         Patersons Securities Limited has given, and has not withdrawn, their written consent to being named in this Prospectus as Underwriter to this Offer. Patersons Securities Limited has not authorised or caused the issue of this Prospectus or the making of the Offer. Patersons Securities Limited make no representation regarding, and to the extent permitted by law exclude any responsibility for, any statements in or omissions from any part of this Prospectus.

         Simon Watson has given and has not withdrawn his written consent to being named in this Prospectus as solicitors to the Company. Simon Watson has not authorised or caused the issue of this Prospectus or the making of the Offer. Simon Watson makes no representation regarding, and to the extent permitted by law exclude any responsibility for, any statements in or omissions from any part of this Prospectus.

         Computershare Investor Services Pty Ltd has given and, as at the date hereof, has not withdrawn, its written consent to be named as share Registrar in the form and context in which it is named. Computershare Investor Services Pty Ltd has had no involvement in the preparation of any part of this Prospectus other than being named as share Registrar of the Company. Computershare Investor Services Pty Ltd has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Prospectus.

         BDO has given and has not withdrawn its written consent to being named in this Prospectus as auditors to the Company. BDO has not authorised or caused the issue of this Prospectus or the making of the Offer. BDO makes no representation regarding, and to the extent permitted by law exclude any responsibility for, any statements in or omissions from any part of this Prospectus.

6.       Authorisation

Authorisation
        This Prospectus is authorised by each of the Directors of the Company, and each Director has consented to the lodgement of this Prospectus and has not withdrawn his consent.

        This Prospectus is signed for and on behalf of the Company by P M Smyth:

/s/ P M Smyth
-------------------------
P M Smyth
Chief Executive Offices

Dated: 6 April 2006

7.       Glossary of Terms
         These definitions are provided to assist persons in understanding some of the expressions used in this Prospectus.

         "Acceptance" means a valid application for New Shares and Listed Options made pursuant to this prospectus on an Entitlement and Acceptance Form, or Shortfall Application Form as the case may be.

         "Annual Report" means the financial report lodged by the Company with ASIC in respect to the year ended 31 December 2005 and includes the corporate directory, review of operations, financial report of the Company and its controlled entities for the year ended 31 December 2005, together with a Directors' report in relation to that financial year and the auditor's report on that Financial Report.

         "Applicant" means a person who submits an Entitlement and Acceptance Form or a Shortfall Application Form.

         "Application Form" means either the Entitlement and Acceptance Form or Shortfall Application Form.

         "Application Monies" means application monies for New Shares received by the Company.

         "ASIC" means Australian Securities and Investment Commission.

         "ASTC" means ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

         "ASX" means Australian Stock Exchange Limited ACN 008 129 164.

         "Board" mean the Directors of the Company meeting as a board.

         "Business Day" has the same meaning given in the Listing Rules.

         "CHESS" means ASX Clearing House Electronic Subregistry System.

         "Closing Date" means 8 May 2006 or such later date as the Directors may determine.

         "Company" means CityView Corporation Limited ACN 009 235 634.

         "Constitution" means the constitution of the Company as at the date of this Prospectus.

         "Corporations Act" means Corporations Act (Cth) 2001 as amended from time to time.

         "Directors" mean the directors of the Company as at the date of this Prospectus.

         "Eligible Shareholder" means a person registered as the holder of Shares on the Record Date whose registered address is in Australia, New Zealand and Singapore.

         "Entitlement and Acceptance Form" means the entitlement and acceptance form that sets out the entitlement of Eligible Shareholders to subscribe for New Share and Listed Options pursuant to the Issue.

         "Financial Report" means the financial report of the Company within the meaning of the Corporations Act.

         "Group" means the Company and its subsidiaries.

         "Issue" or "Offer" means the non-renounceable pro rata offer by the Company pursuant to this Prospectus of 80,661,616 New Shares, each at $0.04 plus one free attaching Listed Option per Share.

         "Issuer Sponsored" means securities issued by an issuer that are held in uncertificated form without the holder entering into a sponsorship agreement with a broker or without the holder being admitted as an institutional participant in CHESS.

         "Listed Option" means an option which entitles the holder to subscribe for one Share at an exercise price of $0.08 on or before 31 March 2007 and to be issued on the terms set out in Section 5.2.

         "Listing Rules" means the Listing Rules of ASX.

         "New Shares" mean the Shares to be allotted and issued pursuant to this Prospectus.

         "Official List" means the official list of ASX.

         "Official Quotation" means quotation of New Shares on the Official
         List.

         "Prospectus" means this Prospectus dated 6 April 2006

         "Record Date" means 5:00pm (WST) on 19 April 2006 being the date for the determination of entitlements of Eligible Shareholders of the Company to participate in the Offer.

         "Relevant Company" means the Company and each subsidiary of the Company.

         "Rights" means the right of a Shareholder to subscribe for Shares and a free attaching Listed Option offered by this Prospectus.

         "Section" means a section of this Prospectus.

         "SCH" means Securities Clearing House.

         "Shareholders" mean holders of Shares.

         "Share" means an ordinary fully paid share in the capital of the Company.

         "Shortfall Application Form" means the application form attached to this Prospectus to enable Applicants to apply for Shortfall Securities.

         "Shortfall Securities" means that number of the New Shares and Listed Options that have not validly been applied for by the Closing Date.

         "$" means Australian dollars.

         "Underwriter" or "Lead Manager" means Paterson's Securities Limited ABN 69 008 896 311 of Level 23, Exchange Plaza, 2 The Esplanade, Perth Western Australia 6000

         "Underwriting Agreement" means the underwriting agreement dated 6 April 2006 between Paterson's Securities Limited and the Company.

         "WST" means Western Standard Time, being the time in Perth, Western Australia.

                                Application Form

CITYVIEW CORPORATION LIMITED                           Share Registrars use only
ABN 59 009 235 634
SHORTFALL APPLICATION FORM


Please read all instructions on
reverse of this form                               Broker reference - stamp only






A   Number of New Shares applied for      B Total amount payable
                                          cheque(s) to equal this
                                          amount

            at $0.04 per New              A$         Broker code    Adviser Code
            Share =
For every Share allocated to you, you will be issued one free attaching Listed Option.
                                                    D   Tax file number(s)
                                                        Or exemption category

C Full name details title, given name(s) (no initials) and surname or company name

Name of applicant 1                          Applicant 1/company

------------------------------------------ -------------------------------------
Name of joint applicant 2 or (account name)  Joint applicant 2/ trust

------------------------------------------ -------------------------------------


Name of joint applicant 3 or (account name)  Joint applicant 3/exemption

------------------------------------------ -------------------------------------

E  Full postal address                       F   Contact details
   Number/street                                 Contact name

------------------------------------------ -------------------------------------
                                                 Contact daytime telephone
                                                 number

------------------------------------------ -------------------------------------

Suburb/town                State/postcode          Contact email address

-------------------------- ----------------------- -----------------------------

G   CHESS HIN (if applicable)     ------------------------------------

H Cheque payment details please fill out your cheque details and make your cheque payable to "CityView Corporation Limited - Rights Issue Account"

Drawer   Cheque number   BSB number    Account number    Total amount of cheque

-------- --------------- ----------    --------------    -----------------------


I Return of the Application Form with your cheque for the Application monies will constitute your offer to subscribe for Shares in the Company.
   I/We declare that:

   (a) this Application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of the Company; and
   (b) I/we have received personally a copy of this Prospectus accompanied by or attached to the Application Form or a copy of the Application Form or a direct derivative of the Application Form, before applying for Shares.

No signature is required.

You should read the Prospectus dated 6 April 2006 carefully before completing this Application Form. The Corporations Act prohibits any person from passing on this Application Form (whether in paper or electronic form) unless it is attached to or accompanies a complete and unaltered copy of the Prospectus and any relevant supplementary prospectus (whether in paper or electronic form).

Guide to the CityView Corporation Limited Shortfall Application Form

This Application Form relates to the Offer pursuant to the Prospectus dated 6 April 2006. The expiry date of the Prospectus is the date which is 13 months after the date of the Prospectus. The Prospectus contains information about investing in the Securities of the Company and it is advisable to read this document before applying for Securities. A person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the Prospectus, and any supplementary prospectus (if applicable). While the Prospectus is current, the Company will send paper copies of the Prospectus, and any supplementary prospectus (if applicable), and an Application Form, on request and without charge.

Please complete all relevant sections of the Application Form using BLOCK LETTERS. These instructions are cross referenced to each section of the Application Form. Further particulars and the correct forms of registrable titles to use on the Application Form are contained below.

A    Insert the number of New Shares you wish to apply for.

B Insert the relevant amount of Application monies. To calculate your Application monies, multiply the number of Shares applied for by the sum of $0.04.
C Write the full name you wish to appear on the statement of shareholdings. This must be either your own name or the name of the company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applicants using the wrong form of title may be rejected. Clearing House Electronic Sub-Register System (CHESS) participants should complete their name and address in the same format as that are presently registered in the CHESS system.
D Enter your Tax File Number (TFN) or exemption category. Where applicable, please enter the TFN for each joint Applicant. Collection of TFN(s) is authorised by taxation laws. Quotation of your TFN is not compulsory and will not affect your Application.
E Please enter your postal address for all correspondence. All communications to you from the share registry will be mailed to the person(s) and address as shown. For Joint Applicants, only one address can be entered.
F Please enter your telephone number(s), area code, email address and contact name in case we need to contact you in relation to your Application.
G The Company participates in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the Company will operate an electronic CHESS subregister of securities holdings and an electronic issuer sponsored subregister of securities holdings. Together the two subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to Application in respect of securities allotted.
     If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold securities allotted to you under this Application in uncertified form on the CHESS subregister, complete Section G or forward your Application Form to your sponsoring participant for completion of this section prior to lodgement. Otherwise, leave Section G blank and on allotment, you will be sponsored by the Company and an SRN will be allocated to you. For further information refer to the relevant section of the Prospectus.
H    Please complete cheque details as requested:
     Make your cheque payable to "CityView Corporation Limited - Rights Issue" in Australian currency and cross it "Not Negotiable". Your cheque must be drawn on an Australian Bank. The amount should agree with the amount shown in Section B. Sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected.
I Before completing the Application Form the Applicant(s) should read the Prospectus to which the Application relates. By lodging the Application Form, the Applicant(s) agrees that this Application is for Shares and Options in the Company upon and subject to the terms of this Prospectus, agrees to take any number of Shares equal to or less than the number of Shares indicated in Section A that may be allotted to the Applicant(s) pursuant to the Prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

     Correct form of Registrable Title
     Note that only legal entities are allowed to hold Shares. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable title may be included by way of an account designation if completed exactly as described in the example of correct forms of registrable title below:

     Type of investor                                                      Correct form of                  Incorrect form of
                                                                           Registrable Title                Registrable Title
     --------------------------------------------------------------------- -------------------------------- -----------------------
     Individual                                                            Mr John Alfred Smith             JA Smith
     Use names in full, no initials
     --------------------------------------------------------------------- -------------------------------- -----------------------
     Minor (a person under the age of 18)                                  John Alfred Smith                Peter Smith
     Use the name of a responsible adult, do not use the name of a minor.  (Peter Smith)
     --------------------------------------------------------------------- -------------------------------- -----------------------
     Company                                                               ABC Pty Ltd                      ABC P/L
     Use company title, not abbreviations                                                                   ABC Co
     --------------------------------------------------------------------- -------------------------------- -----------------------
     Trusts                                                                Mrs Sue Smith                    Sue Smith Family Trust
     Use trustee(s) personal name(s), do not use the name of the trust     (Sue Smith Family A/C)
     --------------------------------------------------------------------- -------------------------------- -----------------------
     Deceased Estates                                                      Ms Jane Smith                    Estate of late John
     Use executor(s) personal name(s), do not use the name of the          (Est John Smith A/C)             Smith
     deceased
     --------------------------------------------------------------------- -------------------------------- -----------------------
     Partnerships                                                          Mr John Smith and Mr Michael     John Smith and Son
     Use partners personal names, do not use the name of the partnership   Smith
                                                                           (John Smith and Son A/C)
     --------------------------------------------------------------------- -------------------------------- -----------------------


Lodgment of Applications
Return your completed Application Form with cheque(s) attached to:

By Post to:                                 Or delivered to:

Computershare Investor                      Computershare Investor
Services Pty Ltd                            Services Pty Ltd
GPO Box D182                                Level 2, Reserve Bank Building
PERTH  WA  6840                             45 St Georges Terrace
                                            PERTH  WA  6000

Application Forms must be received no later than 5pm WST time on 8 May 2006.

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5
                                   Appendix 3B

                             New issue announcement,
               application for quotation of additional securities
                                  and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.
Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

CITYVIEW CORPORATION LIMITED

ABN
59 009 235 634

We (the entity) give ASX the following information.

                               Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

                                              ----------------------------------
1       +Class of  +securities  issued or to   Ordinary Shares and Options
        be issued
                                              ----------------------------------

                                              ----------------------------------
2       Number of  +securities  issued or to  80,661,616 Shares
        be  issued  (if  known)  or  maximum  80,661,616 Options
        number which may be issued
                                              ----------------------------------
3 Principal terms of the +securities Options exercisable at 8 cents (eg, if options, exercise price and Expiry date 31 March 2007
        expiry   date;    if   partly   paid  Full terms: See attachment
        +securities,  the amount outstanding
        and  due  dates  for   payment;   if
        +convertible     securities,     the
        conversion   price   and  dates  for
        conversion)
                                              ----------------------------------

                                              ----------------------------------
4       Do the  +securities  rank equally in    Shares - yes
        all   respects   from  the  date  of
        allotment with an existing +class of   Options - New class of securities
        quoted +securities?

        If the additional  securities do not
        rank equally, please state:
        o   the date from which they do
        o   the  extent  to which  they
            participate for the next
            dividend,  (in  the case of
            a trust, distribution) or
            interest payment
        o   the  extent  to which  they
            do not rank equally,  other than
            in    relation   to   the   next
            dividend,     distribution    or
            interest payment
                                              ----------------------------------

                                              ----------------------------------
5       Issue price or consideration          4 cents per Share

                                              ----------------------------------

                                              ----------------------------------
6       Purpose of the issue                  (4) Retire debt and to fund the
        (If issued as consideration for the       Company's Fund the Company's
        acquisition   of   assets, clearly        existing oil and gas
        identify those assets)                    operations and to source new
                                                  opportunities in the oil
                                                  gas and uranium sectors.
                                              (5) Improve  the   Company's
                                                  working   capital position.
                                              ----------------------------------

                                              ----------------------------------
7        Dates of entering +securities into   15 May 2006
         uncertificated  holdings  or
         despatch of certificates
                                              ----------------------------------

                                              ------------------------ ---------
                                                 Number                 +Class
                                              ------------------------ ---------
8        Number    and    +class    of   all     161,323,232            Shares
         +securities     quoted    on    ASX
         (including    the   securities   in     80,661,616             Options
         clause 2 if applicable)
                                              ----------------------------------

                                              ------------------------ ---------
                                                 Number                 +Class
                                              ------------------------ ---------
9        Number    and    +class    of   all  -                           -
         +securities   not   quoted  on  ASX
         (including    the   securities   in
         clause 2 if applicable)
                                              ----------------------------------

                                              ----------------------------------
10       Dividend  policy  (in the case of a    No Change
         trust,  distribution policy) on the
         increased capital (interests)
                                              ----------------------------------


                     Part 2 - Bonus issue or pro rata issue



                                               ---------------------------------
11       Is    security    holder    approval  No
         required?

                                               ---------------------------------

                                               ---------------------------------
12       Is   the   issue   renounceable   or    Non-Renounceable
         non-renounceable?
                                               ---------------------------------

                                               ---------------------------------
13       Ratio in which the +securities  will    1 Share & 1 Option for every
         be offered                            share held
                                               ---------------------------------

                                               ---------------------------------
14       +Class of  +securities  to which the    Ordinary Shares
         offer relates
                                               ---------------------------------


                                               ---------------------------------
15       +Record date to determine
         entitlements                          19 April 2006
                                               ---------------------------------

                                               ---------------------------------
16       Will     holdings    on    different    No
         registers   (or   subregisters)   be
         aggregated      for      calculating
         entitlements?
                                               ---------------------------------


17       Policy for deciding  entitlements in    N/A
         relation to fractions

                                               ---------------------------------
                                               ---------------------------------
18       Names of countries in which the       All countries except Australia
         entity has +security holders          and New Zeland
         who will not be sent new issue
         documents

         Note:  Security holders must be told
         how  their  entitlements  are  to be
         dealt with.

         Cross reference: rule 7.7.
                                               ---------------------------------

                                               ---------------------------------
19       Closing date for receipt of           8 May 2006
         acceptances or renunciations
                                               ---------------------------------

                                               ---------------------------------
20       Names of any underwriters             Paterson's Securities Limited
                                               ---------------------------------

                                               ---------------------------------
21       Amount  of any  underwriting  fee or    5%
         commission
                                               ---------------------------------

                                               ---------------------------------
22       Names of any brokers to the issue     N/A

                                               ---------------------------------

                                               ---------------------------------
23       Fee  or  commission  payable  to the    N/A
         broker to the issue
                                               ---------------------------------

                                               ---------------------------------
24       Amount of any  handling  fee payable    N/A
         to brokers who lodge  acceptances or
         renunciations     on    behalf    of
         +security holders
                                               ---------------------------------

                                               ---------------------------------
25       If  the  issue  is   contingent   on    N/A
         +security  holders'  approval,   the
         date of the meeting
                                               ---------------------------------

                                               ---------------------------------
26       Date   entitlement   and  acceptance    21 April 2006
         form  and   prospectus   or  Product
         Disclosure  Statement  will  be sent
         to persons entitled
                                               ---------------------------------

                                               ---------------------------------
27       If the entity has issued options,
         and the terms entitle option
         holders to participate on exercise,     N/A
         the date on which notices will be
         sent to option holders
                                               ---------------------------------

                                               ---------------------------------
28       Date rights  trading  will begin (if    N/A
         applicable)
                                               ---------------------------------

                                               ---------------------------------
29       Date  rights  trading  will  end (if    N/A
         applicable)

                                               ---------------------------------

                                               ---------------------------------
30       How do +security  holders sell their    N/A
         entitlements   in  full   through  a
         broker?
                                               ---------------------------------

                                               ---------------------------------
31       How do +security holders sell part
         of their entitlements through a       N/A
         broker and accept for the balance?
                                               ---------------------------------

                                               ---------------------------------
32       How do +security  holders dispose of  N/A
         their  entitlements  (except by sale
         through a broker)?
                                               ---------------------------------

                                               ---------------------------------
33       +Despatch date                        16 May 2006
                                               ---------------------------------

                        Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34       Type of securities
         (tick one)

(a) |X| Securities described in Part 1


(b) All other securities

                 Example: restricted securities at the end of the escrowed
                period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

                       Entities that have ticked box 34(a)

Additional securities forming a new class of securities


Tick to indicate you are providing the information or documents

35       |X|    If the +securities are +equity securities, the names of the
                20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36       |X|    If the +securities are +equity securities,  a distribution schedule of the additional +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37       | |    A copy of any trust deed for the additional +securities

                       Entities that have ticked box 34(b)

                                                --------------------------------
38       Number of securities for which
         +quotation is sought

                                                --------------------------------

                                                --------------------------------
39       Class  of   +securities for which
         quotation is sought

                                                --------------------------------

                                                --------------------------------
40       Do the +securities rank equally in
         all respects from the date of
         allotment with an existing +class of
         quoted +securities?

         If the additional securities do not
         rank equally, please state:
         o the date from which they do
         o the extent to which they participate
           for the next dividend, (in the case
           of a trust, distribution) or interest
           payment
         o the  extent to which they do
           not rank  equally,  other than in
           relation  to the  next  dividend,
           distribution or interest payment
                                                --------------------------------

                                                --------------------------------
41       Reason for request for quotation now

         Example:  In the  case of  restricted
         securities, end of restriction period

         (if   issued   upon   conversion   of
         another  security,  clearly  identify
         that other security)

                                                --------------------------------

                                                --------------------------------
                                                Number               +Class
                                                --------------------------------
42       Number and +class of all  +securities
         quoted   on   ASX    (including   the
         securities in clause 38)
                                                --------------------------------

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2        We warrant the following to ASX.

         o The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

         o There is no reason why those +securities should not be granted +quotation.

         o An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

         o Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.


         o If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:        /s/ P M SMYTH
                  .......................................   Date: .6 April 2006
                  (Director/Company secretary)


Print name:       P M SMYTH..............................

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com
11 April 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                       SOUTH SEMBAKUNG-2, SIMENGGARIS PSC

CityView Corporation Limited ("CityView") announces that it has been advised by the Operator Medco Simenggaris-Pertamina JOB that South Sembakung-2 well has reached a depth of 7750 feet. The target depth is 8525 feet.

CityView is free-carried through the drilling of South Sembakung-2.

                          REPORT FOR THE QUARTER ENDED
                                  31 MARCH 2006

                               SUMMARY FACT SHEET
-------------------------------------------------------------------------------

                                                          Company Details

Registered Office:                                        17 Ord Street
                                                          West Perth  WA  6005
                                                          Australia
Principal Place of Business:                              Level 9
                                                          28 The Esplanade
                                                          Perth  WA   6000
Telephone:                                                (618) 9226 4788
Fax:                                                      (618) 9226 4799
E-Mail:                                                   info@cityviewcorp.com
Internet:                                                 www.cityviewcorp.com

Chairman:                                                 A I Saddique
Chief Executive Officer:                                  P M Smyth
Directors:                                                Thinagaran
                                                          J F Arbouw
                                                          R M Elliott
Company Secretary:                                        J F Arbouw
Auditor:                                                  BDO
Australian Stock Exchange Symbol:                         CVI
NASD Symbol:                                              CTVWF
Australian Share Registry:                                Computershare Investor
                                                          Services Pty. Ltd.
US Share Registry:                                        Computershare Trust
                                                          Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at 31 March 2006

Shares on Issue                                            80,661,616
Options                                                    Nil
Fully Diluted Capital                                      80,661,616
Market Value Fully Diluted                                 AUD$7,178,883
                                                           (US$5,135,773)
--------------------------------------------------------------------------------

Trading Volume

                                              AUS                          US                             TOTAL
  MONTH                                      VOLUME                      VOLUME                          VOLUME
  -----                                      ------                      ------                          ------
  January 2006                                211,500                     310,530                         522,030
  February 2006                                27,400                     341,973                         369,373
  March 2006                               1,756,616                      548,956                       2,305,572
  TOTAL                                    1,995,516                    1,201,459                       3,196,975


Oil & Gas Indonesia

Madura Concession - Madura Island, Indonesia
On 2 March 2006 CityView announced that its wholly owned subsidiary CityView Asia Pty Ltd had entered into an agreement with the shareholders of Medco Madura Pty Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"). This has resulted in CityView's effective interest in the Madura Production Sharing Contract being scaled down from 13.00% to a direct 2.65% interest.

In consideration for the transfer of (i) 10.35% direct interest to PT Medco Energi Internasional TBK ("Medco") and (ii) 50% of CityView's entitlement to recover the previous payments made in relation to the Madura Block, Medco agreed to bear CityView's share of all previous unpaid cash calls made by Medco Madura Pty Ltd as well as CityView's portion of drilling and other costs in relation to a further one well to be drilled in the Block - namely Konang-3.

CityView remains fully entitled to the recovery of 50% of the previous payments of US$1,329,150 made in relation to the Block on the same terms as specified in the Subscription Agreement dated 25 January 2000 between CityView and Medco.

Medco advised that an application for a one year extension of the Madura concession for the drilling of Konang-3 had been submitted to the relevant authorities.

Simenggaris Concession - Kalimantan Indonesia
On 17 January 2006 CityView announced that its wholly owned subsidiary CityView Asia Pty Ltd had entered into an agreement for the restructuring of ownership interests in Medco Simenggaris Pty Ltd. This has resulted in CityView's effective interest in the Simenggaris Production Sharing Contract being scaled down from 15.625% to a direct 2.50%.

In consideration for the transfer of the 13.125% direct interest to Medco, Medco agreed to bear CityView's share of all previous unpaid cash calls made by Medco Simenggaris Pty Ltd as well as CityView's portion of drill and other costs relating to the drilling of two further wells - namely Sesayap B-1 and South Sembakung 2.

CityView remains full entitled to the recovery of the previous payments of US$1,993,684 made in relation to the Simenggaris block on the same terms as specified in the Subscription Agreement dated 25 January 2000 between CityView and Medco.

Sesayap B-1 was spudded on 30 December 2005 and the target depth of 6024 feet was reached in early February 2006. The Operator temporarily suspended the well and advised that it was considering returning at a later date with a smaller rig to test the well. The rig was dismantled and moved to South Sembakung-2 well.

South Sembakung-2 was spudded on 9 March 2006. The target depth is 8,525 feet with drilling having reached 7,750 feet at the time of this report.

Corporate
On 7 March 2006, CityView announced the resignation of Messrs Ee and Goh from the Board and the appointment of Mr P M Smyth as Chief Executive Officer and Director of the Company. Mr Smyth previously held the position from 1996 to 2002.

On 29 March 2006 the Company announced its intention to proceed with a pro-rata non-renounceable rights issue which would raise $3,226,465 and would be underwritten by Patersons Securities Limited.

The rights issue prospectus was lodged with Australian Securities and Investment Commission and Australian Stock Exchange on 6 April 2006 and can be viewed at www.cityviewcorp.com.

CityView's Annual Report for the financial year ended 31 December 2005 was lodged with Australian Stock Exchange on 30 March 2006.


Finance
Cash at Bank                                                   AUD $   54,781
Expenditure for the Quarter                                    AUD $  111,760


P M SMYTH
Chief Executive Officer

20 April 2006

       INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
                                    ("ASIC")


                For the month of April 1, 2006 to April 30, 2006


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


Prospectus was lodged with ASIC on April 6 2006 and can be viewed above or at www.cityviewcorp.com